

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2014

<u>Via E-mail</u>
Steven Frye
Chief Executive Officer and President
Elite Data Services, Inc.
4447 N Central Expressway, Suite 110-135
Dallas, TX 75403

      Re: **Elite Data Services, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2012
             Filed April 16, 2013
             Current Report on Form 8-K
             Filed October 3, 2013
             File No. 000-11050

Dear Mr. Frye:

     We issued comments on the above captioned filings on January 31, 2014. On March 4, 2014, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

     As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

     You may contact Brian Soares at (202) 551-3580 or Jay Mumford at (202) 551-3637 with any questions.

                           Sincerely,

                           /s/ Amanda Ravitz

                           Amanda Ravitz
                           Assistant Director

cc (via e-mail): Donald P. Hateley, Esq.